August 14, 2019

J. Shea Morgenroth
Chief Financial Officer
Hines Global REIT, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118

       Re: Hines Global REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 28, 2019
           File No. 000-53964

Dear Mr. Morgenroth:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities
Market Information, page 37

1. For your domestic real estate property investments, you disclose that you assume an 8-12 year holding period, other than one property, which had a 19-year holding period. In light of your Plan of Liquidation, please tell us how you determined these holding periods are appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 with any questions.
 J. Shea Morgenroth
Hines Global REIT, Inc.
August 14, 2019
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                                       Sincerely,
FirstName LastNameJ. Shea Morgenroth
                                       Division of Corporation Finance
Comapany NameHines Global REIT, Inc.
                                       Office of Real Estate and
August 14, 2019 Page 2                 Commodities
FirstName LastName